SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                            GB PROPERTY FUNDING CORP.
                           --------------------------
                               (Name of Applicant)

                            c/o Sands Hotel & Casino
                         Indiana Avenue & Brighton Park
                         Atlantic City, New Jersey 08401

                 ----------------------------------------------
                    (Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:


         Title of Class                                               Amount
         --------------                                               ------

11% First Mortgage Notes due 2005                                   $110,000,000

                            -------------------------

Approximate Date of Proposed Public Offering:
                                             As soon as  practicable  after  the
                                             effective date of this application.

                           --------------------------

                                 Frederick Kraus
                            c/o Sands Hotel & Casino
                         Indiana Avenue & Brighton Park
                         Atlantic City, New Jersey 08401
                     (Name and Address of Agent for Service)

                                 With a copy to:

                               Marc Weitzen, Esq.
                             Icahn Associates Corp.
                                767 Fifth Avenue
                            New York, New York 10153

                              ---------------------

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "TIA"), may determine upon the written request of the applicant.

                                     GENERAL

ITEM 1.            GENERAL INFORMATION.

                  (a)  FORM OF ORGANIZATION.

                  Corporation.

                  (b) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

                  Delaware.

ITEM 2.           SECURITIES ACT EXEMPTION APPLICABLE.

                  GB Property Funding Corp. (the "Applicant" or the "Company")relies upon Section 1145(a)(1) of the Bankruptcy Reform Act of 1978, as amended, Title 11, United States Code (the "Bankruptcy Code"), as the basis for its claim that registration of the offer and sale, pursuant to the Plan (defined below) of the 11% First Mortgage Notes due 2005 (the "Notes") to be issued by the Company under an indenture (the "Indenture") to be dated as of the effective date of the Plan (the "Effective Date"), among the Company and Wells Fargo Bank Minnesota, National Association (the "Trustee"), is not required under the Securities Act of 1933, as amended (the "Securities Act").

                  On January 5, 1998, the Company filed a petition for relief under Chapter 11 ("Chapter 11") of the Bankruptcy Code in the United States District Court for the District of New Jersey. The case is being administered under case number 98-10001
                  (JW). The Company has continued to operate its business and manage its properties as a debtor-in-possession pursuant to the Bankruptcy Code. The Company is a wholly-owned subsidiary of GB Holdings Inc., a Delaware corporation ("Holdings"). The Notes are to be guaranteed by Holdings and Greate Bay Hotel and Casino, Inc., a New Jersey corporation ("GBHC").

                  The Company proposes to issue the Notes pursuant to the Modified Fifth Amended Joint Plan of Reorganization for the Company dated June 16, 2000 (the "Plan"). The Plan has not yet been confirmed by the Bankruptcy Court.

                                  AFFILIATIONS

ITEM 3            AFFILIATES.

                  The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of the date hereof.

                          Greate Bay Casino Corporation
                                        |
                                     (100%)

                                 PPI CORPORATION
                                        |
                                     (100%)

                            Greate Bay Holdings, LLC
                                        |
                                      (79%)

                                GB Holdings, Inc.
                     |                                           |
                  (100%)                                      (100%)
Greate Bay Hotel and Casino, Inc.                    GB Property Funding Corp.


The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as they are expected to be constituted as of the Effective Date:

                                 Carl C. Icahn*
                                        |
                                     (64.5%)
                                GB Holdings, Inc.
                                        |
             |                                                    |
          (100%)                                                (100%)
 Greate Bay Hotel and Casino, Inc.                    GB Property Funding Corp.


-------------
* Mr. Icahn will hold the interest in GB Holdings, Inc. through affiliates controlled by Mr. Icahn.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.


     The  following   persons  serve  as  directors  and  executive
     officers of the Applicant as of the date hereof:

  NAME AND ADDRESS*                           OFFICE

  Timothy A. Ebling                           Executive Vice President
                                                         Chief Financial Officer
                                                         and Director

  Frederick H. Kraus                          Executive Vice President,
                                                         General Counsel,
                                                         Secretary and Director
  Alfred J. Luciani                           President and Chief
                                                         Exeuctive Officer


      At the Effective Date, the following will be the directors and executive officers of the Applicant

    NAME AND ADDRESS*                           OFFICE

    Carl C. Icahn                               Director
    Martin L. Hirsch                            Director
    Robert J. Mitchell                          Director
    Michael L. Ashner                           Director

    Timothy A. Ebling                           Executive Vice President
                                                    Chief Financial Officer
                                                     and Director

    Frederick H. Kraus                          Executive Vice President,
                                                      General Counsel,
                                                      Secretary and Director
    Alfred J. Luciani                                    President and Chief
                                                Executive Officer

                  *The mailing address for each director and executive officer is and as of the Effective Date will be c/o Sands Hotel & Casino, Indiana & Brighton Park, Atlantic City, New Jersey 08401

ITEM 5.           PRINCIPAL OWNERS OF VOTING SECURITIES*.

                  Presented below is certain information regarding each person owning 10% or more of the Company's voting securities as of the date hereof and as of the Effective Date:



                   NAME AND COMPLETE              TITLE OF CLASS         AMOUNT         PERCENTAGE OF VOTING
                   MAILING ADDRESS*                   OWNED               OWNED           SECURITIES OWNED
          ------------------------------------ --------------------- ---------------- --------------------------

As of the date hereof: GB Holdings, Inc.           Common Stock        1,000                 100%
As of Effective Date:  GB Holdings, Inc.           Common Stock          250                 100%
------------------

                  *The mailing address of each stockholder is and at the Effective Date will be c/o Sands Hotel & Casino, Indiana & Brighton Park, Atlantic City, New Jersey 08401.

                                  UNDERWRITERS

ITEM 6.           UNDERWRITERS.

                  (a) PERSONS ACTING AS UNDERWRITERS WITHIN LAST THREE YEARS.

                  None.

                  (b) PROPOSED PRINCIPAL UNDERWRITER OF SECURITIES PROPOSED TO BE OFFERED.

                  None.

                               CAPITAL SECURITIES

ITEM 7.           CAPITALIZATION.

                  (a) CAPITALIZATION.


                  The Company's Certificate of Incorporation provides for the authorization of 1,000 shares of Common Stock, $1.00 par value (the "Common Stock"). The following information is provided with respect to each authorized class of securities of the
                  Applicant:

As of the date hereof:


  TITLE OF CLASS              AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
  --------------              -----------------          ------------------

  Common Stock                1,000 shares                1,000 shares
  $1.00 par value


  10 7/8%First Mortgage
  Notes due 2004              $185 million                 $182.5 million*


         *Approximately $523,000 as a reduction in principle of this amount are held by State Street Bank and Trust Company as the trustee for these notes.

         Estimated as of the Effective Date:

   TITLE OF CLASS         AMOUNT AUTHORIZED          AMOUNT OUTSTANDING
   --------------         -----------------          ------------------

   Common Stock           1,000 shares                  100 shares
   $1.00 par value


  11% First Mortgage
   Notes due 2005         $110 million                  $110 million


                  (b) VOTING RIGHTS.

                  Each share of the common stock of the Company issued and outstanding has one vote with respect to all matters submitted to a vote of stockholders.

                              INDENTURE SECURITIES

ITEM 8.           ANALYSIS OF INDENTURE PROVISIONS.

                  The following analysis of Indenture  provisions required under
                  Section 305(a)(2) of the Trust Indenture Act of 1939, as amended ("TIA") is a summary and is qualified in its entirety by reference to the Indenture, a copy of which is filed as an exhibit to this application. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.

                  EVENTS OF DEFAULT; WITHHOLDING OF NOTICE OF DEFAULT


                  The Indenture defines an Event of Default as (i) the failure by the Company to pay installments of interest on the Notes as and when the same become due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration, or otherwise, (iii) the failure by Holdings or any of its Subsidiaries (including the Company) to observe or perform any other covenant, agreement, or warranty contained in the Security Documents, the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and to the Trustee by the Holders in excess of 50% in aggregate principal amount of the Notes outstanding, (iv) certain events of bankruptcy, insolvency, or reorganization in respect of Holdings or any of its Subsidiaries (including the Company), (v) the occurrence of one or more defaults by Holdings or any of its Subsidiaries (including the Company) in the payment of the principal of or premium, if any, on Indebtedness aggregating $5 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived, or in accordance with the terms of an agreement or instrument binding upon Holdings or any of its Subsidiaries (including the Company), Indebtedness of Holdings or any of its Subsidiaries (including the Company) aggregating $5 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment), prior to the stated maturity thereof; or (vi) any Person entitled to do so after the occurrence of any event of default under any agreement or instrument evidencing any indebtedness in excess of $5 million in the aggregate of Holdings or any of its Subsidiaries, shall notify the Trustee of the intended sale or disposition of any assets of Holdings or any of its Subsidiaries that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off) to retain in satisfaction of any Indebtedness, or to collect on, seize, dispose of or apply, any such assets of Holdings or any of its Subsidiaries (including funds on deposit or held pursuant to lock-box and other similar arrangements), pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of Holdings or any of its Subsidiaries (including the Company) or in accordance with applicable law; or (vii) final judgments aggregating at least $10 million rendered against Holdings or any of its Subsidiaries (including the Company) and not stayed, bonded or discharged within 60 days, or (viii) any of the Security Documents not being in full force and effect in any material respect or ceasing to give the Trustee, with respect to any material amount of Collateral, a perfected first priority security interest in the Collateral or (ix) the cessation of substantially all gaming operations at the Sands Hotel and Casino located in Atlantic City, New Jersey (the "Sands") for more than 60 consecutive days, except as a result of an Event of Loss, or (x) the loss by Greate Bay Hotel and Casino, Inc, or its successor or assigns of its legal right to own or operate the Sands and such loss continuing for more than 60 consecutive days. The Indenture provides that if a default occurs and is continuing and if it is known to the Trustee, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default; provided, that, except in the case of default in payment of principal of, premium, if any, or interest on the Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Notes. If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above relating to the Company or its Subsidiaries, including the Company), then in every such case, unless the principal of all of the Notes shall have already become due and payable, the Trustee and the Holders of in excess of 50% in aggregate principal amount of Notes then outstanding, by notice in writing to the Company and the guarantors of the Notes (an "Acceleration Notice"), may declare all principal of the Notes, and accrued interest thereon, to be due and payable immediately. If an Event of Default specified in clause (iv) above, relating to Holdings or its Subsidiaries occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of not less than a majority in aggregate principal amount of Notes generally are authorized to waive such declarations of acceleration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay all accrued and unpaid interest on the Notes, the principal, and premium, if any, of any Notes which would become due otherwise than by such acceleration and certain other items, and (b) all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived.

                  Prior to the declaration of acceleration of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default or potential default, except a default or potential default in the payment of principal of, premium, if any, or interest on any Notes, not yet cured.

                  Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order, or direction of any of the Holders which might involve personal liability to it, unless the Trustee has obtained appropriate indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

                  AUTHENTICATION AND DELIVERY OF THE NOTES; APPLICATION OF PROCEEDS

                  A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note, but such signature shall be conclusive evidence that the Note has been authenticated pursuant to the terms of the Indenture and is entitled to the benefits of the Indenture.

                  The Trustee shall authenticate Notes for original issue in the aggregate principal amount of up to $110,000,000 upon a written order of the Company. Upon the written order of the Company, the Trustee shall authenticate Notes in substitution of Notes originally issued to reflect any name change of the Company.

                 Notes shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple.

                 The Notes will be issued pursuant to the Plan. There will be no proceeds from the issuance of the Notes.

                 RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE

                  The Notes will be secured by a lien on substantially all of the assets of Holdings and its Subsidiaries (including the Company), owned by them on the date of issuance of the Notes, other than cash, cash equivalents, gaming receivables and revenue and investments in securities issued by and monies deposited with, the Casino Reinvestment Development Authority of the State of New Jersey (the "Collateral"). The liens on the Collateral securing the Notes will be subject and inferior to any liens granted from time to time to secure up to $25 million of indebtedness for working capital purposes.

                  Under certain circumstances specified in the Security Agreement, Holdings or its Subsidiaries (including the Company) may dispose of Collateral free from the security interests in connection with an Asset Sale. Holdings or any Subsidiary, as the case may be, shall cause such Net Cash Proceeds of any Asset Sale pursuant to Section 1017 of the Indenture that involves the sale of Collateral or any Event of Loss that involves a loss of Collateral to be deposited in the Collateral Account on the business day on which such Net Cash Proceeds are received by Holdings or such Subsidiary. Collateral Proceeds (including any earnings thereon) may be released from the Collateral Account in order to, and in only such amount as is required to, (x) pay the principal amount of Securities tendered pursuant to an Asset Sale Offer or Event of Loss Offer or (y) make a Permitted Related Investment; PROVIDED that upon consummation of such Permitted Related Investment the Trustee shall have received a first priority security interest in the property or assets acquired by Holdings or any of its Subsidiaries (including the Company) in connection therewith.

                  Upon   satisfaction  and  discharge  of  the  Indenture,   the
                  Trustee's lien on the Collateral will be released. In connection with any release of any lien in favor of the Trustee granted pursuant to the Security

                  Documents on the Collateral, the Company and the Guarantors shall comply, to the extent required thereby, with the applicable provisions of Section 314 of the TIA.

                   SATISFACTION AND DISCHARGE OF THE INDENTURE

                  The Indenture shall upon a Company Request cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities) and the Trustee, at the expense of the Company, is required to execute proper instruments acknowledging satisfaction and discharge of the Indenture and releasing all liens and security interests in the Collateral when (1) either (a) all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid and (ii) Notes for whose payment money has theretofore been deposited in trust with the Trustee or any paying agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (b) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i),
                  (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (3) the Company has delivered to the Trustee an officers' certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in Section 401 of the Indenture relating to the satisfaction and discharge of this Indenture have been complied with.

EVIDENCE TO BE FURNISHED TO TRUSTEE AS TO COMPLIANCE WITH CONDITIONS AND
COVENANTS

                  Holdings, GBHC and the Company are required to furnish to the Trustee, within 120 days after the end of each fiscal quarter or 105 days after the end of a fiscal year, a brief certificate from an officer as to such persons knowledge of the compliance of Holdings, GBHC and the Company with all conditions and covenants under the Indenture and the Security Documents.

                  Holdings is required, so long as any of the Notes are outstanding, to deliver to the Trustee within five business days of the occurrence of any Default, an officers' certificate specifying such Default.

                  Holdings, GBHC and the Company, where applicable, are required to deliver to the Trustee, within 15 days after it files them with the Securities and Exchange Commission, copies of all reports and information that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. In addition, Holdings, GBHC and the Company are required to mail to each Holder, in the manner and to the extent provided in Section 313(c) of the TIA, within 30 days after the filing thereof with the Trustee, such summaries of specified information, documents and reports required to be filed by Holdings, GBHC or the Company, as the case may be, as may be required by rules and regulations prescribed from time to time by the Commission.

ITEM 9.           OTHER OBLIGORS.


                  The  Company's   obligations   under  the  Indenture  will  be
                  guaranteed by Holdings and GBHC.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

                  This Application for Qualification comprises:

                  (a)  Pages numbered 1 to 10, consecutively.

                  (b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified.

                  (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit    T3A    Certificate of Incorporation,  as amended, of the Company, as in effect on the date of filing  hereof  (filed on February
                  2, 1994 as an exhibit to the Company's Registration Statement on Form S-1, and incorporated herein by reference thereto).

Exhibit    T3B    Bylaws of the Company,  as in effect on the date of filing hereof (filed on February 2, 1994 as an exhibit to the Company's Registration Statement on Form S-1, and incorporated herein by reference thereto).

Exhibit    T3C    Indenture,  to be dated as of the Effective Date,  between the Company and the Guarantors and Wells Fargo Bank Minnesota,
                  National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit    T3D    Not applicable.

Exhibit    T3E    The  Company  will file by  amendment  the  Fifth  Amended
                  Supplement  to the Master  Disclosure  Statement  Pursuant  to
                  Section 1125 of the  Bankruptcy  Code with Regard to the Fifth
                  Amended  Joint Plan of  Reorganization  Filed by the  Official
                  Committee of the Unsecured Creditors and High River.

Exhibi     T3F    Cross   reference  sheet  showing  the  location  in  the
                  Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA.

Exhibit    T3G    rustee's Statement of Eligibility on Form T-1 under the TIA.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, GB Property Funding Corp., a Delaware corporation, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlantic City, and State of New Jersey, on the 12th day of July, 2000.

                                        GB PROPERTY FUNDING CORP.
         (Seal)



                                        By: /S/ TIMOTHY A. EBLING
                                            -------------------------------
                                        Name:  Timothy A. Ebling
                                        Title: Executive Vice President and
                                                 Chief Financial Officer

         Attest:


         By:  /S/ FREDERICK H. KRAUS
              -------------------------------
         Name:  Frederick H. Kraus
         Title: Executive Vice President,
                  General Counsel and Secretary

                                  EXHIBIT INDEX

EXHIBIT NO.        EXHIBIT

T3A Certificate of Incorporation, as amended, of the Company, as in effect on the date of filing hereof (filed on February 2, 1994 as an exhibit to the Company's Registration Statement on Form S-1, and incorporated herein by reference thereto).

T3B Bylaws of the Company, as in effect on the date of filing hereof (filed on February 2, 1994 as an exhibit to the Company's Registration Statement on Form S-1, and incorporated herein by reference thereto).

T3C Indenture, to be dated as of the Effective Date, between the Company and the Guarantors and Wells Fargo Bank Minnesota, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

T3D               Not applicable.

T3E The Company will file by amendment the Fifth Amended Supplement to the Master Disclosure Statement Pursuant to
                  Section 1125 of the Bankruptcy Code with Regard to the Fifth Amended Joint Plan of Reorganization Filed by the Official Committee of the Unsecured Creditors and High River.

T3F Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA.

T3G               Trustee's Statement of Eligibility on Form T-1 under the TIA.

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